UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	BlueCrest Capital Finance Corp.

Address of Principal Business Office:	225 West Washington Street, 2nd Floor
Chicago, IL 60606

Telephone Number:	(312) 368-4970

Name and Address of Agent	William DeMars
For Service of Process:	Chief Executive Officer and President
BlueCrest Capital Finance Corp.
225 West Washington Street, 2nd Floor
Chicago, IL 60606

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Chicago and the State of Illinois on the 4th day of April, 2011.

BlueCrest Capital Finance Corp.

By:	/s/ William DeMars
Name:	William DeMars
Title:	Chief Executive Officer and President

Attest:	/s/ Robert Nagy
Name:	Robert Nagy
Title:	Chief Compliance Officer